Form 99.35 Summary of Changes to Form SBSE

Change #1:

On **Schedule A of Form SBSE-Direct Owners and Executive Officers**

- Replace Edward Zilnicki -Treasurer with Matthew Fludgate-Chief Financial Officer/Treasurer
- Add Stephen Maltz as Managing Director and Desk Head:

| 7. (a) In the "Control Person" column, enter "Yes" if person has control as defined in the instructions to this form, and enter "No" if the person does not have control. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons". <br> (b) In the "PR " column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934. | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Full Legal Name (Individuals: Last Name, First Name, Middle Name) | DE/FE/I | Title or Status | Date Title or Status Acquired | | Ownership Code | Control Person | | CRD and/or IARD No. and/or foreign business No. if None IRS No | UIC, if any | Official Use Only |
| | | | MM | YYYY | | | PR | | | |
| Fludgate, Matthew, Barrington | | Treasurer | 09 | 2023 | NA | Yes | | 5061803 | | |
| For individuals not presently registered through CRD or IARD, describe prior investment-related experience (e.g. for each prior position-employer, job title, and dates of service: | | | | | | | | | | |
| Maltz, Stephen, Michael | | Desk Head | 09 | 2023 | NA | Yes | | 4995371 | | |
| For individuals not presently registered through CRD or IARD, describe prior investment-related experience (e.g. for each prior position-emp dates of service: | | | | | | | | | | |

Change #2:

**Section IV Item 11A of Form SBSE Schedule D**-included description of arrangement with respect to books and records

| Section IV | Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings |
|---|---|
| (Check one) [x ] Item 11A [ ] Item 11B [ ]  Item 12A     [ ]  Item 12B  Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change. | |

| Firm or Organization Name Proofpoint | | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | |
|---|---|---|---|
| Business Address (Street, City, State/Country, Zip + 4 Postal Code) 829 Ross Dr. Sunnydale, CA 94089 | | Effective Date MM  DD  YYYY  3/29  /2018 | Effective Date MM  DD  YYYY  /    / |
| Individual Name | | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | | Effective Date MM  DD  YYYY  /    / | Effective Date MM  DD  YYYY  /    / |
| Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B).  Use reverse side of this sheet for additional comments if necessary.  Proofpoint maintains electronic communications for the applicant | | | |

For ITEM 12A ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).